Filed by Sirius International Insurance Group, Ltd.

(SEC File No. 001-38731) pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Sirius International Insurance Group, Ltd.

(SEC File No. 001-38731)

On August 6, 2020, Sirius International Insurance Group, Ltd. (the “Company”) issued the following communication to its employees and the employees of Third Point Reinsurance Ltd. (“TPRE”) in connection with the proposed business combination of the Company and TPRE, first announced August 6, 2020.

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NOT FOR DISTRIBUTION – INTERNAL USE ONLY

August 6, 2020

Third Point Re and Sirius Group to Combine, Forming SiriusPoint

Broker/Client Talking Points

General: This document is for internal use only by Third Point Re and Sirius Group employees in discussions with clients and brokers. No employee of either company should speak with anyone from the media. Any media inquiries should be referred to either Lynda.caravello@siriusgroup.com or mark.semer@kekstcnc.com.

Key Takeaway: We are very excited about the announced merger transaction between Sirius and TPRE. We view this transaction as a true win-win scenario for both parties, as it addresses the overhang issues both organizations have had to recently deal with (for Sirius, its majority ownership issues and, for TPRE, the categorization as a hedge fund reinsurer). For our partners, brokers and clients, who have been extremely supportive and loyal during a challenging period for both organizations, we expect this to be a positive outcome that creates a combined company that is stronger than the sum of the parts. We expect the combined company to be able to offer our partners, brokers and clients with access to a stronger balance sheet, increased capacity, increased product offerings and access to the combined strengths and talents of both companies.

•	You have probably heard the exciting news that Third Point Re and Sirius Group are combining to form SiriusPoint: a combined insurance and reinsurance company with a global platform, structure and significant capitalization positioned for growth and long term success.

•	The management teams of both companies are energized, fully supportive of the combination and look forward to working with Sid Sankaran as the CEO of SiriusPoint.

•	Sid brings outstanding leadership and expertise to lead the transformation of the combined business given his prior roles as CFO and Chief Risk Officer at AIG and CFO at Oscar Health.

•	The senior management teams of both Sirius and Third Point Re have spent significant time with Sid and share his vision and enthusiasm for the combined company.

•	This development builds on important work that both companies have recently undertaken to build the value of their respective businesses:

o	Over the last 18 months, Third Point Re has taken actions to strengthen its reinsurance operations and enter lines of business with higher-risk adjusted returns to achieve underwriting profitability, de-risking its asset side as it took on more underwriting risk.

o	In March of 2020, Sirius Group expanded its strategic review and launched a formal sales process to sell the company.

•	We view this transaction as a win-win for everyone involved: the shared strategic vision of Third Point Re and Sirius Group is expected to leverage the strengths of both companies for the benefit of our clients, brokers, shareholders and employees.

•	We anticipate that the combined company will have in excess of $3.3 billion of capital and pro forma gross written premium in excess of $2.4 billion.

•	Importantly, SiriusPoint will be built on the deep commitment to superior underwriting and a management team with a rich underwriting heritage.

•	The global platform includes reinsurance and insurance licensing and product expertise in most, if not all, geographies in addition to two owned and vertically integrated Managing General Underwriters (MGUs) in the accident and health sector.

•	There are several reasons we are excited about this transaction, and we hope that you will share our enthusiasm:

o	SiriusPoint will have deep underwriting roots and a strengthened global presence, with expanded capabilities and distribution in London, Bermuda, and the United States given the combination of the existing Sirius platform with Third Point Re’s team of 35 people, primarily located in Bermuda and the United States.

o	Most of the senior management of the two companies are industry veterans who have known each other for many years and have pre-existing strong business relationships.

o	There is minimal overlap in our books of business and together we expect to have superior product capabilities and relationships in accident and health (A&H), property, liability, and specialty lines, with offices in key U.S., European, Lloyd’s and Bermuda markets.

o	We expect that SiriusPoint will have a larger balance sheet, stronger capitalization, and financial flexibility, with strong capital ratios at close that are expected to improve over time.

o	We expect to have greater access to capital markets to support growth, with a diversified investor base.

•	We have discussed our plans in connection with the transaction with the rating agencies and have received positive feedback that this transformation is expected to have positive credit implications for SiriusPoint.

•	The transaction also presents an opportunity to address fundamental overhangs with respect to each party:

o	Third Point Re will address its captive “hedge fund re” perception.

o	Sirius Group will address its concentrated ownership situation.

•	In each respect, we have established important, newly imagined relationships and both parties are fully supportive of the transaction and SiriusPoint’s future:

o	We are working to have a reconstituted partnership with Third Point LLC, which will continue to manage investments in specialty asset classes and work with us on tailored asset-liability strategies. Under the new arrangement envisioned, SiriusPoint’s traditional investments – which will comprise the vast majority of its portfolio – would be outsourced to a diversified range of third-party asset managers.

o	Sirius Group’s current majority shareholder, CMIG, assuming all other shareholders elect option 2 is estimated to own approximately 36% assuming pro forma basic shares outstanding or 39% on a fully diluted basis when the transaction closes, and CMIG has agreed to a 9.9% voting cap.

•	Until the transaction closes (anticipated in the first quarter of 2021), we will remain separate companies and our teams will continue to operate separately. However, we expect the combination to be a smooth process under Sid’s leadership as he intends to develop an integration plan that includes senior collaborative representation from both companies.

•	After closing, you should expect full continuity of your relationships; however, we expect to be able to provide you with access to a broader and more diverse product offering, with greater capacity and opportunities to grow along with us.

•	You can expect to see significant collaboration and coordination between our teams as we strive to provide you with the best possible solutions and service, tailored to your specific needs and concerns.

•	We will share updates about the structure of SiriusPoint as decisions are made, but you should expect minimal change in how we currently operate. The goal is to leverage the combined platform, strengths and relationships of both companies. Our focus will remain on our clients and brokers.

•	We are truly grateful for your past support, loyalty and collaboration and look forward to a mutually beneficial expansion of our relationship in the coming years as we build SiriusPoint.

SiriusPoint Highlights

Focus	SiriusPoint
Diversified Ownership and Independent Governance	✓ Independent Board of Directors ✓ CMIH voting capped at 9.9% ✓ Restructured investment advisor relationship
Business History	✓ Leverage global presence and long-standing relationships with clients and brokers ✓ Sirius 75-year history – roots dating back to 1945 ✓ Increased depth of experienced management team
Financial Flexibility

✓    Publicly-traded company with a diversified investor base and meaningful public float

✓    Greater access to capital markets to support growth

✓    Combined entity will be backed by a strong balance sheet with combined total capital in excess of $3.3 billion

Strong Capitalization	✓ AAA level capitalization ✓ A top tier company in terms of capital and pro-forma premium written
Underwriting

✓    Robust platform including reinsurance, insurance and vertically integrated A&H MGU’s

✓    Very experienced professionals, transparent, creative and service-oriented staff with lead market capabilities in most products

Investment Management	✓ Diversified investment management approach ✓ Leverage TP LLC capabilities to enhance return within SiriusPoint’s regulatory, capital and risk frameworks
Relevance with Key Constituents

✓    Global re(insurance) company that brings meaningful capacity and product capabilities for clients and strong risk management, compliance & capital

✓    Responsive to the concerns expressed by rating agencies around governance, business profile, operating performance and investment volatility

Experience	✓ Over 1000 employees located around the globe ✓ Experienced underwriters serving their local branch networks in key markets

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being made in respect of the proposed merger transaction involving Sirius International Insurance Group, Ltd. (“Sirius”), Third Point Reinsurance Ltd. (“TPRE”) and a wholly-owned subsidiary of TPRE. The proposed merger transaction will be submitted to the shareholders of each of Sirius and TPRE for their consideration, and TPRE will file a registration statement for the securities to be issued in the proposed merger transaction. In connection therewith, the parties intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a definitive joint proxy statement/prospectus, which will be mailed to both Sirius and TPRE shareholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF SIRIUS AND/OR TPRE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Sirius and TPRE, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Sirius will be available free of charge under the “Investor Relations” section of Sirius’s website located at http://www.siriusgroup.com or by contacting Sirius’s Investor Relations Department at (212) 312-2525 or Investor.Relations@siriusgroup.com. Copies of the documents filed with the SEC by TPRE will be available free of charge under the “Investors” section of TPRE’s website located at http://www.thirdpointre.com or by contacting TPRE’s Investor Relations Department at (441) 542-3333 or investorrelations@thirdpointre.bm.

Cautionary Statements Regarding Forward-Looking Information

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements about the future financial condition, results of operations and operating activities of Sirius (together with its subsidiaries, “Sirius Group”). Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “target,” “continue,” “could,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “should,” “would,” “seeks,” “likely” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements are based on the current expectations of the management of Sirius and speak only as of the date of this communication. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. The general factors that could cause actual results or performance to be materially different from those expressed or implied include, without limitation, the following:

•	the satisfaction or waiver of the conditions precedent to the consummation of the proposed merger transaction involving Sirius, TPRE and a wholly-owned subsidiary of TPRE, including, without limitation, the receipt of shareholder and regulatory approvals (including approvals, authorizations and clearance by antitrust authorities and insurance regulators necessary to complete such proposed merger transaction) on the terms desired or anticipated (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of such proposed merger transaction);

•	unanticipated difficulties or expenditures relating to such proposed merger transaction;

•	risks relating to the value of the shares of TPRE’s common shares to be issued in such proposed merger transaction;

•	unanticipated negative reactions of rating agencies in response to such proposed merger transaction;

•	disruptions of Sirius’s and TPRE’s current plans, operations and relationships with third persons caused by the announcement and pendency of such proposed merger transaction, including, without limitation, the ability of the combined company to hire and retain any personnel;

•	legal proceedings that may be instituted against Sirius and TPRE following announcement of such proposed merger transaction; and

•	those factors listed in annual, quarterly and periodic reports filed by Sirius and TPRE with the SEC, whether or not related to such proposed merger transaction.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Sirius prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Except to the extent required by applicable law or regulation, Sirius Group undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this communication.

Participants in the Solicitation

Sirius, TPRE, and their respective directors and executive officers, certain other members of their respective management and certain of their respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of Sirius is set forth in its proxy statement for its 2019 annual general meeting of shareholders, which was filed with the SEC on April 5, 2019, its annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 5, 2020, as amended by Amendment No. 1 to its annual report on Form 10-K filed with the SEC on April 21, 2020, and information about the directors and executive officers of TPRE is set forth in its proxy statement for its 2020 annual general meeting of shareholders, which was filed with the SEC on April 27, 2020, and its annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 28, 2020, each of which can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.